Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS SECOND QUARTER AND SIX MONTHS 2026 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, September 10, 2026 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 73.5% in Q2 26’.

•	Approximately 50% of total fleet calendar days in Q2 26’ were dedicated to time charter activity while approximately 39% were dedicated to spot activity.

•	Delivery of the dry bulk carrier, Eco Crossfire (2012 built), on April 3, 2026 and delivery of the drybulk carrier, Outrider (2016 built), on August 21, 2026.

•	Sale of our tanker Suez Enchanted (2007 built) to third parties, on August 7, 2026, creating a net gain on sale of approximately $32 million.

•	All-time high quarterly revenues of $87.1 million in Q2 26’ compared to $61.7 million in Q1 26’ and $36.3 million in Q2 25’, representing a 41.2% increase and a 139.9% increase, respectively.

•	Near all-time high operating income of $33.4 million in Q2 26’ marking a $6.9 million or 26.0% increase compared to Q1 26’ and a $25.2 million or 307.3% increase compared to Q2 25’.

•	Net income of $34.8 million in Q2 26’- the second best in our history- compared to $28.0 million in Q1 26’, and $12.8 million in Q2 25’, representing a 24.3% and 171.9% increase, respectively.

•	Basic EPS of $0.75 in Q2 26’ and $1.34 for 6M 2026.

•	EBITDA[1] of $41.2 million for Q2 26’.

•

Continued enhancement of our liquidity through efficient vessel operations; cash and cash equivalents including time deposits of $245.2 million as of June 30, 2026 compared to $179.1 million as of December 31, 2025 - corresponding to an increase of 36.9%. Our current cash base is about $260 million.

•	For the 6M’ 2026 our Net Income came in at $62.8 million, already exceeding our 12M’ 2025 net income performance of $50.0 million.

Second Quarter 2026 Results:

◾

Revenues for the three months ended June 30, 2026, amounted to $87.1 million, an increase of $50.8 million or 139.9%, compared to revenues of $36.3 million for the three months ended June 30, 2025, primarily due to a 6.9 vessel increase in the average number of vessels in our fleet, along with an increase in both tanker and drybulk rates driven by geopolitical tensions, mostly affecting the tanker vessels, and favorable market dynamics in the drybulk market.

◾

Voyage expenses and vessels’ operating expenses fo r the three months ended June 30, 2026, were $22.1 million and $14.4 million, respectively, compared to $10.7 million and $8.4 million, respectively, for the three months ended June 30, 2025. The $11.4 million increase in voyage expenses is mainly attributed to increased bunker costs by mainly due to an increase in spot days by 58.4% and increased bunkers’ prices. The $6.0 million increase in vessels’ operating expenses is primarily due to the increase of our fleet by an average of 6.9 vessels.

◾

Drydocking costs for the three months ended June 30, 2026 and 2025 were $7.5 million and $1.7 million, respectively. During the three months ended June 30, 2026, six vessels underwent drydocking whereas during the three months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking.

◾	General and administrative costs for the three months ended June 30, 2026 and 2025, were $1.1 million in each period.

◾

Depreciation for the three months ended June 30, 2026 and 2025, was $8.2 million and $5.7 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

◾

Management fees for the three months ended June 30, 2026 and 2025, were $0.8 million and $0.6 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

◾

Interest and finance costs for the three months ended June 30, 2026 and 2025, were $0.4 million and $0.8 million, respectively. The $0.4 million of costs for the three months ended June 30, 2026 related mainly to accrued interest expense – related party in connection with the $19.2 million and $12.3 million portions of the acquisition price of our bulk carriers, Post Marvel and Eco Crossfire, respectively, which were completely settled in the third quarter of 2026. The $0.8 million of costs for the three months ended June 30, 2025 related mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions, for which the purchase agreements allowed vessel repayment to take place within up to one year from the agreement date. For accounting purposes, the outstanding balances payable on the vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amount ultimately paid remains consistent with the originally agreed purchase prices.

◾

Interest income for the three months ended June 30, 2026, was $2.1 million as compared to $2.3 million for the three months ended June 30, 2025. The $0.2 million decrease is mainly attributed to a period on period decline in time deposit rates and amounts placed in time deposits.

◾

Foreign exchange (loss)/gain for the three months ended June 30, 2026, was a loss of $0.6 million as compared to a gain of $3.0 million for the three months ended June 30, 2025. The $0.6 million foreign exchange loss for the three months ended June 30, 2026 is mainly attributed to the weakening of the Euro currency against the Dollar at the end of the three months ended June 30, 2026 when compared to the respective currency values prevailing at the end of March 2026.

◾

As a result of the above, for the three months ended June 30, 2026, the Company reported net income of $34.8 million, compared to net income of $12.8 million for the three months ended June 30, 2025. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended June 30, 2026. The weighted average number of shares of common stock outstanding, basic, for the three months ended June 30, 2026 was 45.4 million. Earnings per share, basic and diluted, for the three months ended June 30, 2026 amounted to $0.75 and $0.70, respectively, compared to earnings per share, basic and diluted, of $0.36 and $0.35, respectively, for the three months ended June 30, 2025.

◾

Adjusted net income[1] was $35.3 million corresponding to an Adjusted EPS[1], basic of $0.76 for the three months ended June 30, 2026 compared to an Adjusted net income of $13.4 million, or an Adjusted EPS, basic, of $0.38 for the same period of last year.

◾	EBITDA[1] for the three months ended June 30, 2026 amounted to $41.2 million, while Adjusted EBITDA[1] for the three months ended June 30, 2026 amounted to $41.7 million.

◾	An average of 21.0 vessels were owned by the Company during the three months ended June 30, 2026 compared to 14.1 vessels for the same period of 2025.

Six Months 2026 Results:

•

Revenues for the six months ended June 30, 2026 amounted to $148.8 million, an increase of $80.4 million or 117.5%, compared to revenues of $68.4 million for the six months ended June 30, 2025, primarily due to a 7.4 vessel increase in the average number of vessels in our fleet, along with an increase in tanker rates noticeable from the beginning of 2026 and drybulk rates which mostly improved in the second quarter of 2026.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2026, were $34.9 million and $25.6 million, respectively, compared to $21.2 million and $15.5 million, respectively, for the six months ended June 30, 2025. The $13.7 million increase in voyage expenses is mainly attributed to an increase in spot days by 40.3%. The $10.1 million increase in vessels’ operating expenses is primarily due to the increase in the average number of vessels in our fleet by 7.4 vessels.

•

Drydocking costs for the six months ended June 30, 2026 and 2025, were $9.0 million and $1.7 million, respectively. During the six months ended June 30, 2026, seven vessels underwent drydocking whereas during the six months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking.

•

General and administrative costs for the six months ended June 30, 2026 and 2025, were $2.2 million and $2.3 million, respectively. This decrease is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the six months ended June 30, 2026 was $16.1 million, a $5.4 million increase from $10.7 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the six months ended June 30, 2026 and 2025, were $1.6 million and $1.0 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the six months ended June 30, 2026 and 2025, were $0.6 million and $1.4 million, respectively. The $0.6 million of costs for the six months ended June 30, 2026 related mainly to accrued interest expense – related party in connection with the $19.2 million and $12.3 million portions of the acquisition prices of our bulk carriers, Post Marvel and Eco Crossfire, respectively, which were completely settled in the third quarter of 2026. The $1.4 million of costs for the six months ended June 30, 2025 related mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions, for which the purchase agreements allowed vessel repayment to take place within up to one year from the agreement date. For accounting purposes, the outstanding balances payable on the vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amount ultimately paid remains consistent with the originally agreed purchase prices.

•

Interest income for the six months ended June 30, 2026 and 2025, was $3.9 million and $4.5 million, respectively. The $0.6 million decrease is mainly attributed to a decline in time deposit rates and amounts placed in time deposits.

•

Foreign exchange (loss)/gain for the six months ended June 30, 2026 was a loss of $0.8 million as compared to a gain of $4.7 million for the six months ended June 30, 2025. The $0.8 million foreign exchange loss for the six months ended June 30, 2026 is mainly attributed to the weakening of the Euro currency against the US Dollar at the end of the six months ended June 30, 2026 when compared to the respective currency values prevailing at the end of the year 2025.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2026 of $62.8 million, compared to a net income of $24.1 million for the six months ended June 30, 2025. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2026 was 45.3 million. Earnings per share, basic and diluted, for the six months ended June 30, 2026 amounted to $1.34 and $1.27, respectively compared to earnings per share, basic and diluted, of $0.67 and $0.65 for the six months ended June 30, 2025.

•

Adjusted Net Income was $63.9 million corresponding to an Adjusted EPS, basic, of $1.37 for the six months ended June 30, 2026 compared to an Adjusted Net Income of $25.6 million, or an Adjusted EPS, basic, of $0.72, basic, for the same period of last year.

•

EBITDA for the six months ended June 30, 2026 amounted to $75.6 million while Adjusted EBITDA for the six months ended June 30, 2026 amounted to $76.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 20.4 vessels were owned by the Company during the six months ended June 30, 2026 compared to 13.0 vessels for the same period of 2025.

•	As of June 30, 2026, cash and cash equivalents including time deposits amounted to $245.2 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of September 10, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary	2009	Korea	46,000	MR product tanker	Time Charter	September 26
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	October 26
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	September 26
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	October 26
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	September 26
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Spot
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	September 26
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	November 26
Supra Duke	2011	Japan	56,000	Supramax drybulk	Spot
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	September 26
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	October 26
Post Marvel	2013	Japan	96,000	Post Panamax	Time Charter	October 26
Eco Crossfire	2012	Japan	33,000	Handysize drybulk	Time Charter	September 26
Outrider	2016	Japan	33,000	Handysize drybulk	Spot
Fleet Total (2)			1,197,000 dwt

(1)	Earliest date charters could expire.We have agreements to acquire an additional three handysize drybulk carriers of 107,400 dwt aggregate
(2)	capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled in 2026.

CEO Harry Vafias Commented

Our exceptional second quarter and first half of 2026 demonstrate the power of our commercial strategy and disciplined execution. By securing record revenues of $87.1 million for Q2 26’, expanding our fleet toward a 25-vessel target while remaining debt free, we have driven net income for the first six months to a remarkable $62.8 million, already surpassing our profitability for the entirety of 2025. Backed by a solid balance sheet and with cash to date in the order of approximately $260 million and a fleet value anticipated to increase with our upcoming vessel additions, we are well equipped to navigate shifting geopolitical landscapes. Imperial Petroleum is in a prime position to produce strong results, while holding a flawless balance sheet and a track record of creating value through the Company’s growth and strategic asset management.

Conference Call details:

On September 10, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the link below to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BIe85f8402e2104ed2803a92fc451f9847

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twenty-one vessels on the water - seven M.R. product tankers, one suezmax tanker, five handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk vessels and a post panamax drybulk carrier - with a total capacity of approximately 1,197,000 deadweight tons (dwt) and has contracted to acquire an additional three handysize drybulk carriers and a product tanker of 157,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 25 vessels with an aggregate capacity of about 1.3 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, including our intentions relating to fleet growth and financing, and outlook for our shipping sectors and vessel earnings, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to complete the acquisitions of our four contracted vessels and to fund the purchase price for these and other recently acquired vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2025 and June 30, 2026.

FLEET DATA	Q2 2025	Q2 2026	6M 2025	6M 2026
Average number of vessels (1)	14.1	21.0	13.0	20.4
Period end number of owned vessels in fleet	19	21	19	21
Total calendar days for fleet (2)	1,284	1,909	2,355	3,698
Total voyage days for fleet (3)	1,237	1,704	2,304	3,468
Fleet utilization (4)	96.3%	89.3%	97.8%	93.8%
Total charter days for fleet (5)	764	955	1,268	2,014
Total spot market days for fleet (6)	473	749	1,036	1,454
Fleet operational utilization (7)	83.1%	73.5%	83.4%	80.9%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2025	2026	2025	2026
Net Income - Adjusted Net Income
Net income	12,759,434	34,758,699	24,050,420	62,779,787
Plus share based compensation	671,643	519,451	1,560,719	1,101,156
Adjusted Net Income	13,431,077	35,278,150	25,611,139	63,880,943
Net income - EBITDA
Net income	12,759,434	34,758,699	24,050,420	62,779,787
Plus interest and finance costs	838,089	383,595	1,444,472	592,147
Less interest income	(2,274,170)	(2,111,496)	(4,458,564)	(3,921,937)
Plus depreciation	5,746,291	8,194,580	10,749,128	16,125,505
EBITDA	17,069,644	41,225,378	31,785,456	75,575,502
Net income - Adjusted EBITDA
Net income	12,759,434	34,758,699	24,050,420	62,779,787
Plus share based compensation	671,643	519,451	1,560,719	1,101,156
Plus interest and finance costs	838,089	383,595	1,444,472	592,147
Less interest income	(2,274,170)	(2,111,496)	(4,458,564)	(3,921,937)
Plus depreciation	5,746,291	8,194,580	10,749,128	16,125,505
Adjusted EBITDA	17,741,287	41,744,829	33,346,175	76,676,658
EPS
Numerator
Net income	12,759,434	34,758,699	24,050,420	62,779,787
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(410,718)	(517,685)	(869,583)	(1,041,668)
Net income attributable to common shareholders, basic	11,913,470	33,805,768	22,310,345	60,867,627
Denominator
Weighted average number of shares	33,267,487	45,350,830	33,107,097	45,338,067
EPS - Basic	0.36	0.75	0.67	1.34
Adjusted EPS
Numerator
Adjusted net income	13,431,077	35,278,150	25,611,139	63,880,943
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(433,101)	(525,519)	(928,132)	(1,060,195)
Adjusted net income attributable to common shareholders, basic	12,562,730	34,317,385	23,812,515	61,950,256
Denominator
Weighted average number of shares	33,267,487	45,350,830	33,107,097	45,338,067
Adjusted EPS	0.38	0.76	0.72	1.37

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2025	2026	2025	2026
Revenues
Revenues	36,348,819	87,073,466	68,440,445	148,786,861
Expenses/(Income)
Voyage expenses	10,271,965	21,058,763	20,326,079	33,065,678
Voyage expenses - related party	432,863	1,036,218	834,616	1,785,657
Vessels’ operating expenses	8,297,520	14,192,655	15,319,448	25,267,523
Vessels’ operating expenses - related party	109,000	160,000	207,500	335,000
Drydocking costs	1,692,033	7,525,438	1,692,033	8,959,177
Management fees – related party	564,960	839,960	1,036,200	1,627,120
General and administrative expenses	1,064,964	1,097,701	2,282,941	2,152,123
Depreciation	5,746,291	8,194,580	10,749,128	16,125,505
Other operating income	—	(430,324)	—	(430,324)

Total expenses, net	28,179,596	53,674,991	52,447,945	88,887,459

Income from operations	8,169,223	33,398,475	15,992,500	59,899,402

Other (expenses)/income
Interest and finance costs	(3,115)	(4,471)	(6,722)	(8,618)
Interest expense – related party	(834,974)	(379,124)	(1,437,750)	(583,529)
Interest income	2,274,170	2,111,496	4,458,564	3,921,937
Dividend income from related party	189,583	189,583	377,083	377,083
Foreign exchange gain/(loss)	2,964,547	(557,260)	4,666,745	(826,488)

Other income, net	4,590,211	1,360,224	8,057,920	2,880,385

Net Income	12,759,434	34,758,699	24,050,420	62,779,787

Earnings per share
- Basic	0.36	0.75	0.67	1.34

- Diluted	0.35	0.70	0.65	1.27

Weighted average number of shares
-Basic	33,267,487	45,350,830	33,107,097	45,338,067

-Diluted	35,172,985	48,126,056	34,407,373	47,874,673

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2025	2026
Assets
Current assets
Cash and cash equivalents	5,771,505	7,518,702
Time deposits	173,282,440	237,712,000
Trade and other receivables	13,403,555	18,666,099
Other current assets	1,107,956	1,239,819
Claims receivable	479,488	909,813
Inventories	4,720,873	10,422,022
Advances and prepayments	245,014	671,496

Total current assets	199,010,831	277,139,951

Non current assets
Operating lease right-of-use asset	—	263,445
Vessels, net	335,406,781	354,689,276
Investment in related party	12,990,167	12,983,917

Total non current assets	348,396,948	367,936,638

Total assets	547,407,779	645,076,589

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,959,924	13,859,897
Payable to related parties	3,038,447	35,151,918
Accrued liabilities	4,195,986	6,373,316
Operating lease liability, current portion	—	100,985
Deferred income	3,399,325	2,653,956

Total current liabilities	16,593,682	58,140,072

Non current Liabilities
Operating lease liability, non-current portion	—	162,460

Total non-current liabilities	—	162,460

Total liabilities	16,593,682	58,302,532

Commitments and contingencies
Stockholders’ equity
Capital stock	489,006	504,406
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(19,020,716)
Additional paid-in capital	344,445,271	349,111,027
Retained earnings	194,261,926	256,171,221

Total stockholders’ equity	530,814,097	586,774,057

Total liabilities and stockholders’ equity	547,407,779	645,076,589

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Six Month Periods Ended June 30,
	2025	2026
Cash flows from operating activities
Net income for the period	24,050,420	62,779,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,749,128	16,125,505
Non-cash lease expense	38,849	46,941
Share-based compensation	1,560,719	1,101,156
Unrealized foreign exchange loss/(gain) on time deposits	(1,030,640)	586,884
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	670,769	(5,262,544)
Other current assets	485,977	(131,863)
Claims receivable	—	(430,325)
Inventories	1,319,526	(5,701,149)
Changes in operating lease liabilities	(38,849)	(46,941)
Advances and prepayments	25,021	(426,482)
Due from related parties	2,084	6,250
Increase/(decrease) in
Trade accounts payable	955,699	7,899,973
Due to related parties	2,990,748	291,101
Accrued liabilities	(132,345)	2,177,330
Deferred income	765,748	(745,369)

Net cash provided by operating activities	42,412,854	78,270,254

Cash flows from investing activities
Payments for improvement and capitalized expenses of vessels	(417,320)	—
Increase in bank time deposits	(101,608,390)	(331,215,788)
Maturity of bank time deposits	157,081,011	266,199,344

Net cash provided by/(used in) investing activities	55,055,301	(65,016,444)

Cash flows from financing activities
Stock repurchases	—	(10,630,491)
Dividends paid on preferred shares	(868,075)	(876,122)
Repayment of seller and capital expenditures financing	(36,700,000)	—

Net cash used in financing activities	(37,568,075)	(11,506,613)

Net increase in cash and cash equivalents	59,900,080	1,747,197
Cash and cash equivalents at beginning of period	67,783,531	5,771,505

Cash and cash equivalents at end of period	127,683,611	7,518,702

Cash breakdown
Cash and cash equivalents	127,683,611	7,518,702

Total cash and cash equivalents shown in the statements of cash flows	127,683,611	7,518,702